FORM OF OPINION

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA

19103-2921

www.morganlewis.com

[DATE], 2020

Board of Trustees

AMG Funds

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Board of Trustees

The Advisors’ Inner Circle Fund III

One Freedom Valley Drive

Oaks, PA 19456

Re:	Agreement and Plan of Reorganization, dated as of [DATE], 2020 (the “Agreement”), by and among (i) AMG Funds, a Massachusetts voluntary association (commonly known as a business trust) (the “Target Trust”), severally and not jointly on behalf of each series of the Target Trust identified in Schedule A as a Target Fund (each, a “Target Fund,” and together, the “Target Funds”); (ii) The Advisors’ Inner Circle Fund III, a Delaware statutory trust (the “Acquiring Trust”), severally and not jointly on behalf of each series of the Acquiring Trust identified in Schedule A as an Acquiring Fund (each, an “Acquiring Fund,” and together, the “Acquiring Funds,”); (iii) solely for the purposes of Sections 1.2(f), 1.2(g), 4.3, 5.1(f) and 11.1, AMG Funds LLC, investment adviser of the Target Funds (“Target Fund Adviser”); and (iv) solely for the purposes of Sections 3.2(b), 4.4, 5.1(i), 9.2, and 11.2, SouthernSun Asset Management, LLC, investment adviser of the Acquiring Funds (“Acquiring Fund Adviser”).

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of each Target Fund and the corresponding Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of the Target Fund to the corresponding Acquiring Fund and the assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (including fractional shares, if any) (“Acquiring Fund Shares”); (2) the distribution of Acquiring Fund Shares (including fractional shares, if any) to the shareholders of the corresponding Target Fund; and (3) followed immediately by the complete liquidation of the Target Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, with respect to each Target Fund and its corresponding Acquiring Fund, are referred to herein as a “Reorganization.”

Boards of Trustees

[DATE], 2020

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Target Funds in connection with the recently held special meeting of shareholders, (c) certain representations concerning each Reorganization made to us in letters from the Acquiring Trust and the Target Trust dated [DATE], 2020 (collectively, the “Representation Letters”), (d) the Acquiring Funds’ Registration Statement filed on Form N-14 (the “Registration Statement”), (e) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (e), the “Documents”) and (f) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganizations. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Target Funds on the Closing of the Reorganizations will satisfy, and following the Reorganizations, the Acquiring Funds will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Target Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Based on the foregoing and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to each Reorganization that:

1.       The acquisition by an Acquiring Fund of all of the assets of the corresponding Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares (including fractional shares, if any) and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares (including fractional shares, if any) in complete liquidation of the Target Fund, will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the corresponding Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.       No gain or loss will be recognized by a Target Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the corresponding Acquiring Fund in exchange solely for Acquiring Fund Shares (including fractional shares, if any) pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Boards of Trustees

[DATE], 2020

3.       No gain or loss will be recognized by an Acquiring Fund upon the receipt by it of all of the assets of the corresponding Target Fund in exchange solely for the assumption of all of the liabilities of the Target Fund and issuance of the Acquiring Fund Shares (including fractional shares, if any) pursuant to Section 1032(a) of the Code.

4.       No gain or loss will be recognized by a Target Fund upon the distribution of the corresponding Acquiring Fund Shares (including fractional shares, if any) to shareholders of the Target Fund in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.

5.       The tax basis of the assets of a Target Fund received by the corresponding Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

6.       The holding periods of the assets of a Target Fund in the hands of the corresponding Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

7.       No gain or loss will be recognized by the shareholders of a Target Fund upon the exchange of all of their shares of beneficial interest of the Target Fund (“Target Fund Shares”) for corresponding Acquiring Fund Shares (including fractional shares, if any) pursuant to Section 354(a) of the Code.

8.       The aggregate tax basis of the Acquiring Fund Shares (including fractional shares, if any) received by a shareholder of the corresponding Target Fund will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.       The holding period of the Acquiring Fund Shares received by a shareholder of the corresponding Target Fund will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held the Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

10.       The consummation of the Reorganization will not terminate the taxable year of a Target Fund. The part of the taxable year of a Target Fund before the Reorganization and part of the taxable year of the corresponding Acquiring Fund after the Reorganization will constitute a single taxable year of the Acquiring Fund.

Boards of Trustees

[DATE], 2020

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Acquiring Trust and the Target Trust of their respective undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of each Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of a Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the Acquiring Trust, on behalf of the Acquiring Funds, and to the Target Trust, on behalf of the Target Funds, and may be relied upon only by the Acquiring Trust, the Target Trust, Target Funds, Acquiring Funds and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus heading “Federal Income Tax Considerations.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Boards of Trustees

[DATE], 2020

Schedule A

Target Fund	Acquiring Fund
AMG SouthernSun Small Cap Fund	SouthernSun Small Cap Fund
AMG SouthernSun U.S. Equity Fund	SouthernSun U.S. Equity Fund